Exhibit 99.1

Press Release

Sanofi successfully prices EUR 1.5 billion of bond issue

Paris, March 5, 2025. Sanofi announces that it has successfully priced its offering of EUR 1.5 billion of notes across 2 tranches:

•	€850 million floating rate notes, due March 2027, bearing interest at 3-month Euribor plus 0.300%
•	€650 million fixed rate notes, due March 2031, bearing interest at an annual rate of 2.750%.

The notes are being issued off the company’s Euro Medium Term Note Program.

Sanofi intends to use the net proceeds of the offering for general corporate purposes.

The transaction has been led by Deutsche Bank and J.P. Morgan as Global Coordinators, and ING, Santander CIB and Unicredit, all as Joint Lead Managers.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This is neither an advertisement and not a prospectus for the purposes of Regulation (EU) 2017/1129 of June 14, 2017 (as amended, the “Prospectus Regulation”), nor a prospectus within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”), and has not been approved, filed or reviewed by any regulatory authority of the EEA or the United Kingdom.

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

PROHIBITION OF SALES TO EUROPEAN ECONOMIC AREA (“EEA”) AND UNITED KINGDOM (“UK”) RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA and in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”) or in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded the “Insurance Mediation Directive”) or within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA which were relied on immediately before exit day to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”, including as it forms part of domestic law by virtue of the EUWA) for offering or selling the Notes or otherwise making them available to retail investors (as defined above) in the EEA or in the UK has been or will be prepared and therefore offering or selling the Notes or otherwise making them available to any such retail investor in the EEA or in the UK may be unlawful under the PRIIPS Regulation.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) persons in the United Kingdom who have professional experience in matters related to investments and who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notes have only been offered or sold and will only be offered or sold, directly or indirectly, in France to qualified investors (investisseurs qualifiés) as referred to in Article L.411-2 1° of the French Code monétaire et financier and defined in Article 2(e) of the Prospectus Regulation, and the Base Prospectus, any Final Terms or any other offering material relating to the Notes have only been distributed or caused to be distributed and will only be distributed or caused to be distributed in France to such qualified investors.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li |+ 33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi’s beliefs and expectations are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi‘s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Sanofi does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Additional Information

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.